SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                           CENTURY PROPERTIES FUND XVI
                            (Name of Subject Company)

           MPF-NY 2007, LLC; MacKenzie Patterson Special Fund 5, LLC;
              MPF Flagship Fund 12, LLC; MP Value Fund 5, LLC; MPF
         DeWaay Premier Fund 4, LLC; and MacKenzie Patterson Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                 MacKenzie Patterson Fuller, LP
1640 School Street                             1640 School Street
Moraga, California 94556                       Moraga, California 94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                   Transaction                    Amount of
                   Valuation*                    Filing Fee
                   ----------                    ----------

                    $649,710                       $ 69.52

* For purposes of calculating the filing fee only. Assumes the purchase of 25,988.4 Units at a purchase price equal to $25 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $69.52
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: May 31, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Flagship Fund 12, LLC; MP Value Fund 5, LLC; MPF DeWaay Premier Fund 4, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase 25,988.4 Units of limited partnership interest (the "Units") in Century Properties Fund XVI (the "Partnership"), the subject company, at a purchase price equal to $25 per Unit, less the amount of any distributions declared or made with respect to the Units between May 31, 2007 (the "Offer Date") and July 6, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 3,601 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 3,621 Units, or approximately 2.79% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

      MPF-NY 2007, LLC - 360 Units; and MacKenzie Patterson Special Fund 5, LLC 3,241 Units.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2007

       MPF-NY 2007, LLC; MacKenzie Patterson Special Fund 5, LLC; and MacKenzie Patterson Fuller, LP


By:    /s/ Chip Patterson
       -----------------------------
       Chip Patterson, Senior Vice President of Manager or
       General Partner of each filing person